Reply to the Attention of	Elizabeth McGregor
Direct Line	775-448-5818
Email Address	emcgregor@tahoeresources.com
Date	October 11, 2016

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
United States of America

Attention:	Mr. Rufus Decker

Re:	TAHOE RESOURCES INC. (the “Company”)
Form 40-F for Fiscal Year Ended December 31, 2015
Response dated September 14, 2016
File No. 001-35531

Dear Mr. Decker,

In furtherance of our discussion regarding the Staff’s letter to the Company dated September 28, 2016 in respect of the above-captioned filing (the “Comment Letter”), this letter confirms that the Company intends to use its best efforts to file a response to the Comment Letter no later than October 28, 2016.

Thank you for your consideration in granting this extension of time to respond.

Sincerely,

/s/ Elizabeth McGregor
VP and Chief Financial Officer

 Phone: 775.448.580   |         Fax: 775.825.8938
5310 Kietzke Lane, Suite 200      |          Reno Nevada 89511 USA